

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2019

David Socks
President and Chief Executive Officer
Phathom Pharmaceuticals, Inc.
70 Willow Road, Suite 200
Menlo Park, CA 94025

> **Re:** **Phathom Pharmaceuticals, Inc.**
> **Draft Registration Statement on Form S-1**
> **Exhibit No. 10.12**
> **Submitted July 26, 2019**
> **CIK No. 0001783183**

Dear Mr. Socks:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance